Exhibit 99.1

KNOREX appoints Michael Sun as Chief Financial Officer

Senior finance executive Michael Sun named CFO

SUNNYVALE AND SINGAPORE, January 23, 2026 — KNOREX Ltd. (NYSE American: KNRX) (“KNOREX” or the “Company”), a leading provider of AI-driven programmatic online advertising products and solutions, today announced that its Board of Directors has appointed Ning (Michael) Sun as Chief Financial Officer (“CFO”), effective January 22, 2026. The appointment strengthens the Company’s executive leadership team as KNOREX builds internal infrastructure to support its next phase of accelerated growth as a public company.

“Michael brings deep capital markets and public-company experience that KNOREX needs at this stage of our development,” said Dr. Justin Choo, CEO and Chairman of KNOREX. “As we gain commercial traction and continue to scale our AI-driven advertising platform globally, disciplined financial leadership, strong reporting, and effective engagement with the investment community are critical. Michael’s background supporting U.S.-listed companies positions us well to strengthen our financial foundation and execute our long-term strategy as a public company.”

Mr. Sun said, “KNOREX has built a strong AI-driven platform and a growing global presence following its public listing. I am excited to step into the CFO role at this pivotal moment in the Company’s evolution and to work closely with the Board and management team to further enhance financial discipline, transparency, and operational readiness as KNOREX continues to scale.”

Prior to his appointment as CFO, Mr. Sun served as Head of Capital Markets at KNOREX, where he led capital markets planning, investor engagement, and pre-IPO initiatives. Before joining KNOREX, he held senior roles at Jiayin Group (NASDAQ: JFIN) and Fang Holdings (NYSE: SFUN), both U.S.-listed companies. At Jiayin Group, he served as Vice President of Capital Markets, and previously as Director of Investor Relations at Fang Holdings, where he supported investor communications, public-market compliance, and capital markets strategy. Earlier in his career, Mr. Sun worked at Davis Polk & Wardwell LLP in Beijing. Mr. Sun holds a Master’s degree in Financial Management from Central Queensland University and a Bachelor of Finance from La Trobe University.

About KNOREX Ltd.

Founded in 2009, KNOREX Ltd. (NYSE American: KNRX) is a B2B technology company that provides AI-driven cross-channel programmatic advertising products and solutions to help businesses to simplify digital marketing. The Company’s flagship platform, KNOREX XPOsm, is an AI-powered, cloud-based advertising technology platform that enables marketers to efficiently plan, execute, and optimize cross-channel ad campaigns across a diverse range of digital media, including social media, search, CTV/OTT, video, audio, display, native, and DOOH advertising.

By leveraging advanced AI/ML-driven automation, KNOREX XPO allows advertisers to enhance campaign performance, reduce wasted ad spend, and scale their marketing efforts while maintaining efficiency and transparency. The platform is designed to address the growing complexity in digital marketing by centralizing campaign execution and analytics into a unified, data-driven workflow.

KNOREX serves global enterprises, agencies, and brands across multiple industries, helping them navigate the rapidly evolving digital advertising landscape with automated, intelligent, and data-driven solutions. The Company has operations in the United States, Vietnam, India, Malaysia, and Singapore.

For additional information, please visit www.knorex.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim,” and “anticipate,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact:

Crescendo Communications, LLC

212-671-1020

KNRX@crescendo-ir.com